2-1839 West 5th Avenue
Vancouver, BC
Canada V6J 1P5
Tel: (604) 730-2782
Fax: (604) 730-2733

December 30, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Stealth Resources Inc.
Pre-Effective Amendment to Registration Statement on Form S-1/A
(File No. 333-151702)
Application for Withdrawal Pursuant to Rule 477

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Stealth Resources Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Pre-Effective Amendment filed on Form S-1/A, File No. 333-151702 (collectively, the “Pre-Effective Amendment”), as filed with the Commission on November 4, 2009.

The Company confirms that the Pre-Effective Amendment was not declared effective by the Commission and no securities of the Company have been sold pursuant to the Pre-Effective Amendment.

Upon grant of the Commission’s consent, please provide a facsimile copy of the written order consenting to the withdrawal of the Pre-Effective Amendment to the undersigned, facsimile number (604) 730-2733.

If you have any questions with respect to this matter, please contact the undersigned at (604) 730-2782.

Sincerely,

Stealth Resources Inc.

By	/s/ Tyrone McClay
Tyrone McClay